UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Explanatory Note

This Report on Form 6-K/A (the “Form 6-K/A”) to the Report on Form 6-K furnished (and filed with respect to Exhibit 99.2) with the Commission on May 2, 2023 (the “Original Form 6-K”) is being furnished (and filed with respect to Exhibit 99.2) solely to replace an incorrect file number reference in the Original Form 6-K. Each file number reference to incorrect File No. 333-237619 in the Original Form 6-K should be replaced by File No. 333-267554. This Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item or exhibit of the Form 6-K, or reflect any events that have occurred after the date of such Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD. (Registrant)

Date: June 8, 2023	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer